FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                        August                        2005
                              ----------------------------------   -----------
Commission File Number
                                       000-23464
                              ----------------------------------   -----------

                                HUMMINGBIRD LTD.
-------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

                                1 Sparks Avenue
                            Toronto, Ontario M2H 2W1
                                     Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F                   Form 40-F          X
                               ---------------              ---------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                           No          X
                        ---------------              ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



  Document                          Description

     1. Letter to Shareholders dated August 15, 2005, with respect to the Shareholder Report for the third quarter ended June 30, 2005.

     2. U.S. GAAP interim financial statements and accompanying notes for the third quarter ended June 30, 2005.

     3. Canadian GAAP interim financial statements and accompanying notes for the third quarter ended June 30, 2005.

     4. Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended June 30, 2005.

     5.        CEO and CFO certifications for Hummingbird Ltd.

     6.        Press release dated August 10, 2005 reporting Hummingbird Ltd.
               results for the third quarter ended June 30, 2005.

                                                                     DOCUMENT 1

                                                              [HUMMINGBIRD LOGO
                                                               GRAPHIC OMITTED]



                                                    Hummingbird Ltd.
                                                    1 Sparks Avenue
                                                    Toronto, Ontario M2H 2W1
                                                    Canada
                                                    Tel. (416) 496-2200
                                                    Fax (416)  496-2207



August 15, 2005


Dear Hummingbird Shareholder:

THIRD QUARTER AND NINE MONTHS ENDED JUNE 30, 2005

We enclose the following information for the quarter and nine months ended June 30, 2005:

     o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

     o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated August 10, 2005 reporting our financial results for the above period.


We thank you for your continued interest and support.


Sincerely,


/s/ BARRY LITWIN

Barry Litwin
President and Chief Executive Officer

Encl.

                                                                     DOCUMENT 2

                                                                      U.S. GAAP







             Interim Unaudited Consolidated Financial Statements of


             HUMMINGBIRD LTD.


             Quarter and Nine Months ended June 30, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                         U.S. GAAP
(thousands of U.S.$)


                                                                                        As at                     As at
                                                                                      June 30                 September 30
                                                                                        2005                      2004
                                                                                        ----                      ----
                                                                                     (Unaudited)
ASSETS
CURRENT ASSETS

  Cash and cash equivalents                                                       $    90,513              $    125,543
  Short-term investments                                                                    -                     4,943
  Accounts receivable                                                                  62,068                    57,620
  Unbilled receivables                                                                    695                       832
  Inventory                                                                               869                       873
  Prepaid expenses                                                                      6,367                     5,443
  Other receivables                                                                     2,797                     2,138
---------------------------------------------------------------------------------------------------------------------------
                                                                                      163,309                   197,392
OTHER ASSETS                                                                            2,350                     3,150
FIXED  ASSETS                                                                          12,796                    13,324
INTANGIBLES                                                                           205,252                   157,784
---------------------------------------------------------------------------------------------------------------------------
                                                                                  $   383,707              $    371,650
===========================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                               $    31,966              $     20,394
  Other payable (Note 2)                                                                8,965                         -
  Income taxes payable                                                                  1,180                     7,167
  Current portion of other long-term liabilities                                        1,003                       212
  Deferred revenue                                                                     72,718                    65,521
---------------------------------------------------------------------------------------------------------------------------
                                                                                      115,832                    93,294
DEFERRED INCOME TAXES                                                                   7,332                    11,398
OTHER LONG-TERM LIABILITIES                                                                96                     1,038
---------------------------------------------------------------------------------------------------------------------------
                                                                                      123,260                   105,730
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,418,138 common shares at June 30, 2005
                           and 17,448,279 common shares at September 30, 2004         164,903                   164,521
ADDITIONAL PAID-IN CAPITAL                                                              3,510                     3,510
RETAINED EARNINGS                                                                      92,964                    98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                     (930)                     (930)
---------------------------------------------------------------------------------------------------------------------------
                                                                                      260,447                   265,920
---------------------------------------------------------------------------------------------------------------------------
                                                                                  $   383,707              $    371,650
===========================================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                               Nine Months
                                                                                                 Ended
                                                                                                June 30
                                                                                        2005                      2004
                                                                                        ----                      ----
                                                                                    (Unaudited)               (Unaudited)

Retained earnings, beginning of period                                            $    98,819              $     94,640
Premium on shares repurchased                                                          (1,039)                   (1,590)
Net (loss) income for the period                                                       (4,816)                    3,139
---------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                  $    92,964              $     96,189
===========================================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                         U.S. GAAP
(thousands of U.S.$, except share data)


                                                                    Three Months Ended                 Nine Months Ended
                                                                           June 30                         June 30
                                                                2005               2004             2005           2004
                                                                ----               ----             ----           ----
                                                             (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)

SALES                                                       $    61,722      $    56,227     $   169,878    $  160,898
COST OF SALES                                                     7,176            6,562          20,403        18,522
----------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                     54,546           49,665         149,475       142,376
----------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Sales and marketing                                            29,246           24,675          76,188        69,491
  Research and development                                       11,738           10,122          34,137        30,041
  General and administration                                      5,929            5,211          17,709        15,629
  Restructuring charges (Note 4)                                  1,276                -           6,854             -
  Other charges (Note 5)                                          2,802                -           8,142             -
  Amortization of intangibles                                     4,411            5,764          13,829        17,738
  In-process research and development expense (Note 2)            1,251                -           1,251             -
----------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                   56,653           45,772         158,110       132,899
----------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS) INCOME                                          (2,107)           3,893          (8,635)        9,477

INTEREST AND OTHER INCOME, NET                                      827              398           2,096           964
----------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                (1,280)            4,291         (6,539)       10,441
INCOME TAX  EXPENSE (RECOVERY) (Note 7)                             594             1,923         (1,723)        7,302
----------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                           $    (1,874)     $      2,368    $    (4,816)   $    3,139
============================================================================================================================
BASIC (LOSS) EARNINGS PER SHARE                             $     (0.11)     $       0.13    $     (0.28)   $     0.18
============================================================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                           $     (0.11)     $       0.13    $     (0.28)   $     0.18
============================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
   SHARES (in thousands)                                         17,474            17,583         17,479        17,576
============================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                           17,474            17,740         17,479        17,761
============================================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                 U.S. GAAP
(thousands of U.S.$)


                                                                Three Months Ended                 Nine Months Ended
                                                                    June 30                             June 30
                                                            2005             2004                2005                2004
                                                            ----             ----                ----                ----
                                                         (Unaudited)      (Unaudited)         (Unaudited)       (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES

Net (loss) income                                     $     (1,874)     $     2,368          $   (4,816)     $    3,139
  Add (deduct) items not affecting cash:
    Amortization of intangibles                              4,411            5,764              13,829          17,738
    In-process research and development expense              1,251                -               1,251               -
    Deferred income taxes                                   (2,078)          (1,436)             (6,516)         (5,379)
    Depreciation                                               942              904               2,705           2,796
  Changes in operating assets and liabilities:
    Accounts receivable                                        (15)           5,230              (1,228)          1,825
    Unbilled receivables                                      (102)            (160)                137            (351)
    Income taxes recoverable / payable                       1,595              652              (6,487)          4,344
    Inventory                                                  105             (102)                  4             (94)
    Prepaid expenses and other assets                        1,857             (487)                170          (2,488)
    Other receivables                                          684              261                (156)          1,803
    Accounts payable and accrued liabilities                 3,833           (2,950)              8,647          (6,982)
    Deferred revenue                                         1,525            2,051               3,830          12,607
----------------------------------------------------------------------------------------------------------------------------
                                                            12,134           12,095              11,370          28,958
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term investments - net (purchased) matured              -           (2,119)              4,943         (10,247)
   Acquisitions - net of cash acquired (Note 2)            (57,101)               -             (57,923)           (810)
   Other payable (Note 2)                                    8,965                -               8,965               -
   Additions to fixed assets                                  (638)            (568)             (1,577)         (2,556)
----------------------------------------------------------------------------------------------------------------------------
                                                           (48,774)          (2,687)            (45,592)        (13,613)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                     (43)             (17)               (151)         (2,070)
  Shares repurchased                                        (1,939)          (1,480)             (1,939)         (2,714)
  Issuance of shares                                            52              104               1,282           2,225
----------------------------------------------------------------------------------------------------------------------------
                                                            (1,930)          (1,393)               (808)         (2,559)
----------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS           (38,570)           8,015             (35,030)         12,786
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD             129,083           99,354             125,543          94,583
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD              $     90,513     $    107,369          $   90,513      $  107,369
============================================================================================================================
SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                       $          3      $        16          $       39      $       25
  Income taxes paid                                            420            2,745              10,623           8,391
  Interest received                                          1,036              381               2,341           1,001


                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


2.       ACQUISITIONS

         Fiscal 2005

         On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solution AG ("RedDot").

         RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering content management solutions to mid-size enterprises.

         Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot. In addition, depending upon the financial performance of RedDot for their fiscal year ending December 31, 2005, the Company may be required to make two contingent payments; (a) up to $1,225 on maintaining certain profitability plus (b) up to 2.3 times of revenue in excess of an agreed revenue amount provided certain profitability is achieved. The aggregate estimated amount of the contingent consideration is $5,500. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction costs of $2,571 in connection with the acquisition.

         The following table summarizes the estimated* fair value of assets acquired and liabilities assumed:

         -------------------------------------------------------------------
             Current assets (including cash of $2,401)         $   6,418
             Fixed assets                                            600
             Liabilities                                          (6,792)
             Deferred income taxes                                (2,450)
             Intangibles:
                 Acquired technology                                 831
                 In-process research and development               1,251
                 Non-competition agreements                        1,418
                 Customer relationship                             2,577
                 Trademarks                                        1,298
                 Goodwill                                         45,324
         -------------------------------------------------------------------
                                                               $  50,475
         ===================================================================

         Consideration given:
             Cash                                              $  47,904
             Transaction costs                                     2,571
         -------------------------------------------------------------------
                                                               $  50,475
         ===================================================================

              * - This is a preliminary allocation of the purchase price as the Company is in the process of determining the final costs and allocations. Adjustments to the above amounts, if required, will be completed prior to the Company's year end.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         The acquisition was accounted for as a purchase transaction in accordance with SFAS 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the project.

         The amount allocated to IPR&D projects was expensed in the current period if technological feasibility of the project had not been achieved and no alternative future uses had been established. The IPR&D expense of $1,251 for the three and nine months ended June 30, 2005 represents the write off of IPR&D.

         The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           2 years
         Customer relationships                               5 years
         Trademarks                                           5 years

         Goodwill recorded as a result of this transaction will not be amortized, but will be tested annually for impairment as described in the accounting policy section of the notes to the Company's annual financial statements.

         Included in transactions costs is $1,250 for anticipated restructurings related to the acquisition. The Company is in the process of preparing a detailed restructuring plan and will complete this process by year end.

         The results of operations of RedDot have been included in the Company's financial statements subsequent to the date of acquisition.

         Legal Key Technologies, Inc.

         During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $800 in relation to this contingent consideration during each of the quarters ended December 31, 2004 and December 31, 2003. These contingent payments were accounted for as goodwill.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         Valid Information Systems Limited

         During fiscal 2003, the Company acquired Valid Information Systems Limited ("Valid"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in their fiscal years of 2004 and 2005. The Company recorded $11,206 in the current quarter in relation to this contingent consideration, of which $8,965 was allocated to goodwill and the balance of $2,241 was recorded as other charges (see note 5).


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                    June 30,     September 30,
                                                      2005           2004
        -----------------------------------------------------------------------

        Accounts payable - trade                  $ 10,875          $  8,420
        Accrued liabilities:
           Trade                                     4,972             5,859
           Payroll related                           6,447             6,054
           Restructuring and other charges           6,485                 -
           Acquisition related                       3,187                 -
           Other                                         -                 61
        -----------------------------------------------------------------------
                                                   $ 31,966         $  20,394
        =======================================================================

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


4.       RESTRUCTURING CHARGES

         During the current fiscal year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $93 were recognized during the quarter ended June 30, 2005 ($5,671 relating to 36 terminated employees during the nine months ended June 30, 2005).

         As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $1,183, relating to staffing costs in respect of 42 terminated employees, were recognized during the quarter ended June 30, 2005.

         Restructuring costs recognized, but remaining to be paid from the First Plan as at June 30, 2005 are as follows:

                                                                         Total
           ---------------------------------------------------------------------
           Restructuring charge - First Plan                           $ 2,093
             Amounts paid                                                 (890)
           ---------------------------------------------------------------------
           Balance outstanding - December 31, 2004                       1,203
             Restructuring charge                                        3,485
             Amounts paid                                               (1,466)
           ---------------------------------------------------------------------
           Balance outstanding - March 31, 2005                          3,222
              Restructuring charge                                          93
             Amounts paid                                                 (282)
           ---------------------------------------------------------------------
           Balance outstanding - June 30, 2005                         $ 3,033
           =====================================================================


         Restructuring costs recognized, but remaining to be paid from the Second Plan as at June 30, 2005 are as follows:

                                                                         Total
           ---------------------------------------------------------------------
           Restructuring charges recognized - Second Plan            $   1,183
           Amounts paid                                                   (679)
           ---------------------------------------------------------------------
           Balance outstanding - June 30, 2005                       $     504
           =====================================================================

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



5.       OTHER CHARGES

         The Company recorded other charges in the amount of $2,802 during the current quarter and $5,340 in the quarter ended December 31, 2004, for a total of $8,142 as follows:

            a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114 during the quarter ended December 31, 2004.

            b) Corporate charges relating to acquisition and other development initiatives of $477 in the current quarter and $730 during the quarter ended December 31, 2004, for a total of $1,207.

            c) Other costs relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables of $84 in the current quarter and $496 during the quarter ended December 31, 2004, for a total of $580.

            d) Contingent consideration of $2,241 provided to certain employees of Valid in the current quarter, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance (see note 2).


  6.     SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares
                                                                                    Common Shares
                                                                          -------------------------------
                                                                              Issued               $
         ------------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                     17,448,279    $  164,521
         Stock options exercised during the nine months ended
           June 30, 2005 under the Employee Stock Option Plan                     64,959         1,282
         Shares repurchased during the nine months ended June 30, 2005           (95,100)         (900)
         ================================================================================================
         Balance as at June 30, 2005                                          17,418,138    $  164,903
         ================================================================================================

         Shares Issued

         During the quarter ended June 30, 2005, the Company issued 2,750 common shares pursuant to the Employee Stock Option Plan for proceeds of $52 (quarter ended June 30, 2004 -5,601 common shares for $104).

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         For the nine months ended June 30, 2005, the Company issued 64,959 common shares pursuant to the Employee Stock Option Plan for proceeds of $1,282 (nine months ended June 30, 2004 - 117,760 common shares for $2,225).

         Share Repurchase Program

         On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter and nine months ended June 30, 2005 the Company repurchased and cancelled 95,100 shares at an average price of $20.40 per share for a total consideration of $1,939, which has been applied to reduce share capital and retained earnings by $900 and $1,039, respectively.

         On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

         During the quarter ended June 30, 2004, the Company repurchased and cancelled 68,300 shares at an average price of $21.67 per share for a total consideration of $1,480, which has been applied to reduce share capital and retained earnings by $644 and $836, respectively.

         During the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at an average price of $22.70 per share for a total consideration of $2,714, which has been applied to reduce share capital and retained earnings by $1,124 and $1,590, respectively.

         Comprehensive (Loss) Income

         Comprehensive (loss) income was $348 and $(2,594) for the three and nine months ended June 30, 2005 and $2,368 and $3,139 for the three and nine months ended June 30, 2004, respectively.

         Accounting for Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees and directors at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation
         - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                               Three months ended           Nine months ended
                                                                     June 30                     June 30
                                                                2005            2004         2005           2004
         --------------------------------------------------------------------------------------------------------
         Net (loss) income - reported                        $ (1,874)       $  2,368     $ (4,816)      $ 3,139
         Stock-based compensation expense                        (725)           (847)      (2,542)       (2,214)
         --------------------------------------------------------------------------------------------------------
         Net income (loss) - pro forma                       $ (2,599)       $  1,521     $ (7,358)      $  925
         ========================================================================================================

         Basic (loss) earnings per share - reported          $  (0.11)       $   0.13     $ $ (0.28)     $ 0.18
         --------------------------------------------------------------------------------------------------------
         Diluted (loss) earnings per share - reported        $  (0.11)       $   0.13     $   (0.28)     $ 0.18
         --------------------------------------------------------------------------------------------------------

         Basic (loss) earnings per share - pro forma         $  (0.15)       $   0.09     $   (0.42)     $ 0.05
         --------------------------------------------------------------------------------------------------------
         Diluted (loss) earnings per share - pro forma       $  (0.15)       $   0.09     $   (0.42)     $ 0.05
         --------------------------------------------------------------------------------------------------------

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees and directors have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                              Three months ended           Nine months ended
                                                    June 30                     June 30
                                              2005          2004          2005           2004
      ------------------------------------------------------------------------------------------
      Expected dividend                        0.0%         0.0%          0.0%            0.0%
      Expected volatility                     33.7%        42.0%         39.0%           41.4%
      Risk-free interest rate                  4.0%         4.0%          4.0%            4.0%
      Expected option life in years              4            4             4               4
      Weighted average stock option
      fair value per option granted         $ 6.97       $ 8.47         $ 8.98         $ 8.57
      ==========================================================================================

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

8.       EARNINGS PER COMMON SHARE

         Basic earnings per share has been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share has been calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations of earnings per share for the three months and nine months ended June 30, 2005 and 2004:

        (thousands of shares)                                    Three months ended         Nine months ended
                                                                       June 30                   June 30
         -----------------------------------------------------------------------------------------------------
                                                                    2005        2004         2005      2004
        ------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding               17,474     17,583       17,479    17,576
        Net effect of dilutive stock options                             -        157            -       185
        ------------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding       17,474    17, 740       17,479    17,761
        ======================================================================================================

         For the quarter and nine months ended June 30, 2005, the impact of all outstanding stock options (1,750,859 - quarter and nine months ended June 30, 2004) to purchase shares was excluded from the diluted share calculation because the stock options were anti-dilutive for earnings per share purposes.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

         Sales by product line
                                                     Three months ended                 Nine months ended
                                                           June 30                           June 30
                                                     2005            2004           2005              2004
         --------------------------------------------------------------------------------------------------------
         Hummingbird Connectivity                 $ 16,795      $   17,183       $    50,148      $   51,837
         Hummingbird Enterprise                     44,927          39,044           119,730         109,061
         --------------------------------------------------------------------------------------------------------
                                                  $ 61,722      $   56,227       $   169,878      $  160,898
         ========================================================================================================


         Sales by country of origin
                                                      Three months ended                 Nine months ended
                                                           June 30                           June 30
                                                     2005            2004            2005              2004
         --------------------------------------------------------------------------------------------------------
          U.S.A.                                 $   27,431       $ 27,067        $   77,754       $  79,193
          Europe                                     23,286         24,275            69,085          62,521
          Canada                                      5,387          3,574            13,948          14,516
          Asia Pacific                                5,618          1,311             9,091           4,668
         --------------------------------------------------------------------------------------------------------
                                                 $   61,722       $ 56,227        $  169,878       $ 160,898
         ========================================================================================================


         Geographical distribution of sales by customer location

                                                       Three months ended                Nine months ended
                                                            June 30                          June 30
                                                      2005           2004              2005           2004
         --------------------------------------------------------------------------------------------------------
         U.S.A.                                   $  27,241        $26,985           $77,109        $78,644
         Europe                                      23,288         24,275            69,086         62,522
         Canada                                       4,185          2,421            10,381         10,995
         Others                                       7,008          2,546            13,302          8,737
         --------------------------------------------------------------------------------------------------------
                                                  $  61,722        $56,227          $169,878      $ 160,898
         ========================================================================================================

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         Long-lived assets by country of origin

                                                 June 30,         September 30,
                                                    2005                  2004
         -----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                              $  1,867             $  1,899
             Canada                                9,030               10,281
             Europe                                3,876                3,909
             Asia Pacific                            373                  385
         -----------------------------------------------------------------------
                                                  15,146               16,474
         Intangibles                             205,252              157,784
         -----------------------------------------------------------------------
                                               $ 220,398            $ 174,258
         =======================================================================

         It is not practicable to allocate intangibles by country of origin.


10.      GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2005.

         Guarantees and Indemnities

         The Company has no guarantees or indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheets as at June 30, 2005.

         Contingent Payments

         The Company has acquired various subsidiaries and, under the terms of the agreements, may be required to make further contingent payments up to a maximum of $5,878.

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================




11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at June 30, 2005, the Company had no foreign exchange contracts outstanding. For the quarter ended June 30, 2005, the Company had a net foreign exchange loss of $3,557 ($1,217 loss for the three months ended June 30, 2004) and for the nine months ended June 30, 2005 a loss of $1,233 ($1,440 gain for the nine months ended June 30, 2004). These amounts have been recorded in sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at June 30, 2005, were invested in high quality money market instruments purchased through major banks and financial institutions.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.

                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


12.      RECENT ACCOUNTING PRONOUNCEMENTS

         In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.
         (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information, or disclosure thereof, in the financial statements.

         In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payments, which received approval in January 2005 and will require the Company to adopt this standard for years beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. Beginning October 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                     DOCUMENT 3

                                                                 Canadian GAAP




            Interim Unaudited Consolidated Financial Statements of

            HUMMINGBIRD LTD.

            Quarter and Nine Months ended June 30, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                                    CANADIAN GAAP
(thousands of U.S.$)

                                                                                              As at                  As at
                                                                                             June 30              September 30
                                                                                               2005                   2004
                                                                                               ----                   ----
                                                                                           (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                                $   90,513            $   125,543
  Short-term investments                                                                            -                  4,943
  Accounts receivable                                                                          62,068                 57,620
  Unbilled receivables                                                                            695                    832
  Inventory                                                                                       869                    873
  Prepaid expenses                                                                              6,367                  5,443
  Other receivables                                                                             2,797                  2,138
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              163,309                197,392
OTHER ASSETS                                                                                    2,350                  3,150
FIXED  ASSETS                                                                                  12,796                 13,324
INTANGIBLES                                                                                   184,755                137,904
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           $  363,210            $   351,770
===============================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                                        $   31,966            $    20,394
  Other payable (Note 2)                                                                        8,965                      -
  Income taxes payable                                                                          1,180                  7,167
  Current portion of other long-term liabilities                                                1,003                    212
  Deferred revenue                                                                             72,718                 65,521
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              115,832                 93,294
FUTURE INCOME TAXES                                                                             9,855                 14,176
OTHER LONG-TERM LIABILITIES                                                                        96                  1,038
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              125,783                108,508
-------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,418,138 common shares at June 30, 2005
                           and 17,448,279 common shares at September 30, 2004                 213,042                199,534
(DEFICIT) RETAINED EARNINGS                                                                   (10,181)                43,399
CONTRIBUTED SURPLUS (Note 6)                                                                   34,237                      -
CUMULATIVE TRANSLATION ADJUSTMENTS                                                                329                    329
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              237,427                243,262
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           $  363,210            $   351,770
===============================================================================================================================



CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS
(thousands of U.S.$)
                                                                                                     Nine Months Ended
                                                                                                          June 30
                                                                                                 2005                   2004
                                                                                                 ----                   ----
                                                                                             (Unaudited)            (Unaudited)

Retained earnings, beginning of period                                                     $   43,399            $    40,893
Premium on shares repurchased                                                                    (776)                (1,349)
Prior period adjustment for stock based compensation expense (Note 1c)                        (45,084)                     -
Net (loss) income for the period                                                               (7,720)                 1,370
-------------------------------------------------------------------------------------------------------------------------------
(Deficit) Retained earnings, end of period                                                 $  (10,181)           $    40,914
===============================================================================================================================

HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                     CANADIAN GAAP
(thousands of U.S.$, except share data)

                                                                     Three Months Ended                   Nine Months Ended
                                                                           June 30                             June 30
                                                                       2005            2004             2005             2004
                                                                       ----            ----             ----             ----
                                                                   (Unaudited)     (Unaudited)       (Unaudited)      (Unaudited)

SALES                                                           $     61,722      $   56,227      $    169,878      $    160,898
COST OF SALES                                                          7,219           6,562            20,554            18,522
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                          54,503          49,665           149,324           142,376
---------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                 29,536          24,675            77,205            69,491
  Research and development                                            11,363           9,597            33,201            28,466
  General and administration                                           6,096           5,211            18,294            15,629
  Restructuring charges (Note 4)                                       1,276               -             6,854                 -
  Other charges (Note 5)                                               2,802               -             8,142                 -
  Amortization of intangibles                                          5,202           6,550            16,197            20,098
---------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                        56,275          46,033           159,893           133,684
---------------------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                               (1,772)          3,632           (10,569)            8,692

INTEREST AND OTHER INCOME, NET                                           827             398             2,096               964

---------------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                       (945)          4,030            (8,473)            9,656
INCOME TAX EXPENSE (RECOVERY)  (Note 7)                                  968           2,180              (753)            8,286
---------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                               $     (1,913)     $    1,850      $     (7,720)     $      1,370
=================================================================================================================================
BASIC (LOSS) EARNINGS PER SHARE                                 $      (0.11)     $     0.11      $      (0.44)     $       0.08
=================================================================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                               $      (0.11)     $     0.10      $      (0.44)     $       0.08
=================================================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                17,474          17,583            17,479            17,576
=================================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                17,474          17,740            17,479            17,761
=================================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                           CANADIAN GAAP
(thousands of U.S.$)


                                                                  Three Months Ended                  Nine Months Ended
                                                                        June 30                              June 30
                                                                 2005              2004               2005              2004
                                                                 ----              ----               ----              ----
                                                              (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                       $     (1,913)    $       1,850        $    (7,720)     $      1,370
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                  5,202             6,550             16,197            20,098
    Stock based compensation expense                                 -                 -              2,542                 -
    Future income taxes                                         (2,304)           (1,704)            (7,271)           (5,970)
    Depreciation                                                   942               904              2,705             2,796
  Changes in operating assets and liabilities:
    Accounts receivable                                            (15)            5,230             (1,228)            1,825
    Unbilled receivables                                          (102)             (160)               137              (351)
    Income taxes recoverable / payable                           1,595               652             (6,487)            4,344
    Inventory                                                      105              (102)                 4               (94)
    Prepaid expenses and other assets                            1,857              (487)               170            (2,488)
    Other receivables                                              684               261               (156)            1,803
    Accounts payable and accrued liabilities                     3,833            (2,950)             8,647            (6,982)
    Deferred revenue                                             1,525             2,051              3,830            12,607
------------------------------------------------------------------------------------------------------------------------------

                                                                12,134            12,095             11,370            28,958
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term investments, net (purchased) matured                   -            (2,119)             4,943           (10,247)
Acquisitions - net of cash acquired (Note 2)                   (57,101)                -            (57,923)              (810)
Other payable (Note 2)                                           8,965                 -              8,965                -
Additions to fixed assets                                         (638)             (568)            (1,577)           (2,556)
------------------------------------------------------------------------------------------------------------------------------

                                                               (48,774)           (2,687)           (45,592)          (13,613)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                         (43)              (17)              (151)           (2,070)
  Shares repurchased                                            (1,939)           (1,480)            (1,939)           (2,714)
  Issuance of shares                                                52               104              1,282             2,225
------------------------------------------------------------------------------------------------------------------------------
                                                                (1,930)           (1,393)              (808)           (2,559)
------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS               (38,570)            8,015            (35,030)           12,786
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 129,083            99,354            125,543            94,583
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                  $     90,513     $     107,369        $    90,513      $    107,369
==============================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                           $          3     $          16        $        39      $         25
  Income taxes paid                                                420             2,745             10,623             8,391
  Interest received                                              1,036               381              2,341             1,001

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)  Change in accounting policy

         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

         Beginning October 1, 2004, the Company adopted the recommendations of the revised Section 3870, and has applied the recommendations of this Section retroactively without restatement of prior periods. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the expensing of the fair value of $45,084 for awards granted on or after October 1, 1995. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268 for the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================



         Had the Company applied the new standard retroactively with restatement of prior periods, compensation related to stock options would have impacted the pro forma amounts for the following periods:

                                                   Three months    Nine months
                                                      ended           ended
                                                      June 30        June 30
                                                       2004            004
         ---------------------------------------------------------------------
         Net income - reported                        $ 1,850      $ 1,370
         Stock-based compensation expense                (437)      (1,029)
         ---------------------------------------------------------------------
         Net income - pro forma                       $ 1,413      $   341
         =====================================================================

         Basic earnings per share - reported          $  0.11      $  0.08
         ---------------------------------------------------------------------
         Diluted earnings per share - reported        $  0.10      $  0.08
         ---------------------------------------------------------------------

         Basic earnings per share - pro forma         $  0.08      $  0.02
         ---------------------------------------------------------------------
         Diluted earnings per share - pro forma        $ 0.08      $  0.02
         ---------------------------------------------------------------------

         Refer to Note 6 for additional disclosure on stock-based compensation.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================


2.       ACQUISITIONS

         Fiscal 2005

         On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solution AG ("RedDot").

         RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering simple to install and easy to use content management solutions to mid-size enterprises.

         Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot. In addition, depending upon the financial performance of RedDot for their fiscal year ending December 31, 2005, the Company may be required to make two contingent payments; (a) up to $1,225 on maintaining certain profitability plus (b) up to 2.3 times of revenue in excess of an agreed revenue amount provided certain profitability is achieved. The aggregate estimated amount of the contingent consideration is $5,500. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction costs of $2,571 in connection with the acquisition.

         The following table summarizes the estimated* fair value of assets acquired and liabilities assumed:

           ------------------------------------------------------------------
                 Current assets (including cash of $2,401)         $ 6,418
                 Fixed assets                                          600
                 Liabilities                                        (6,792)
                 Deferred income taxes                              (2,950)
                 Intangibles:
                     Acquired technology                               831
                     In-process research and development             1,251
                     Non-competition agreements                      1,418
                     Customer relationship                           2,577
                     Trademarks                                      1,298
                     Goodwill                                       45,824
           ------------------------------------------------------------------
                                                                  $ 50,475
           ==================================================================
             Consideration given:
                 Cash                                             $ 47,904
                 Transaction costs                                   2,571
          ------------------------------------------------------------------
                                                                  $ 50,475
          ==================================================================

         * - This is a preliminary allocation of the purchase price as the Company is in the process of determining the final costs and allocations. Adjustments to the above amounts, if required, will be completed prior to the Company's year end.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

         The acquisition was accounted for as a purchase transaction in accordance with CICA Handbook Section 1581 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets, the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology.

         The acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                         5 years
         In-process research and development         5 years
         Non-competition agreements                  2 years
         Customer relationships                      5 years
         Trademarks                                  5 years

         Goodwill recorded as a result of this transaction will not be amortized, but will be tested for annually for impairment as described in the accounting policy section of the notes to the Company's annual financial statements.

         Included in transactions costs is $1,250 for anticipated restructurings related to the acquisition. The Company is in the process of preparing a detailed restructuring plan and will complete this process by year end.

         The results of operations of RedDot have been included in the Company's financial statements subsequent to the date of acquisition.

         Legal Key Technologies, Inc.

         During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $800 in relation to this contingent consideration during each of the quarters ended December 31, 2004 and December 31, 2003. These contingent payments were accounted for as goodwill.

         Valid Information Systems Limited

         During fiscal 2003, the Company acquired Valid Information Systems Limited ("Valid"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in their fiscal years of 2004 and 2005. The Company recorded $11,206 in the current quarter in relation to this contingent consideration, of which $8,965 was allocated to goodwill and the balance of $2,241 were recorded as other charges (see note 5).

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                    June 30,      September 30,
                                                      2005            2004
        ----------------------------------------------------------------------

        Accounts payable - trade                 $   10,875     $    8,420
        Accrued liabilities:
           Trade                                      4,972          5,859
           Payroll related                            6,447          6,054
           Restructuring and other charges            6,485              -
           Acquisition related                        3,187              -
           Other                                          -             61
        ----------------------------------------------------------------------
                                                  $  31,966     $   20,394
        ======================================================================

4.       RESTRUCTURING CHARGES

         During the current fiscal year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $93 were recognized during the quarter ended June 30, 2005 ($5,671 relating to 36 terminated employees during the nine months ended June 30, 2005).

         As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $1,183, relating to staffing costs in respect of 42 terminated employees, were recognized during the quarter ended June 30, 2005.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

         Restructuring costs recognized, but remaining to be paid from the First Plan as at June 30, 2005 are as follows:

                                                               Total
       --------------------------------------------------------------
           Restructuring charge - First Plan                $ 2,093
             Amounts paid                                      (890)
       --------------------------------------------------------------
           Balance outstanding - December 31, 2004            1,203
             Restructuring charge                             3,485
             Amounts paid                                    (1,466)
       --------------------------------------------------------------
           Balance outstanding - March 31, 2005               3,222
             Restructuring charge                                93
             Amounts paid                                      (282)
       --------------------------------------------------------------
           Balance outstanding - June 30, 2005              $ 3,033
       ==============================================================


         Restructuring costs recognized, but remaining to be paid from the Second Plan as at June 30, 2005 are as follows:

                                                              Total
       ---------------------------------------------------------------
           Restructuring charges recognized - Second Plan    $ 1,183
             Amounts paid                                       (679)
       ---------------------------------------------------------------
           Balance outstanding - June 30, 2005               $   504
       ===============================================================

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

5.        OTHER CHARGES

         The Company recorded other charges in the amount of $2,802 during the current quarter and $5,340 in the quarter ended December 31, 2004, for a total of $8,142 as follows:

            a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114 during the quarter ended December 31, 2004.

            b) Corporate charges relating to acquisition and other development initiatives of $477 in the current quarter and $730 during the quarter ended December 31, 2004, for a total of $1,207.

            c) Other costs relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables of $84 in the current quarter and $496 during the quarter ended December 31, 2004, for a total of $580.

            d) Contingent consideration of $2,241 provided to certain
               employees of Valid in the current quarter, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance (see note 2).

6.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                      Common Shares
                                                                                      -------------
                                                                                 Issued            $
         ------------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                      17,448,279    $  199,534
         Prior period adjustment for stock-based compensation expense
          (Note 1c)                                                                     -        12,816
         Stock options exercised during the nine months ended
           June 30, 2005 under the Employee Stock Option Plan                      64,959         1,855
         Shares repurchased during the nine months ended June 30, 2005            (95,100)       (1,163)
         =================================================================================================
         Balance as at June 30, 2005                                           17,418,138    $  213,042
         =================================================================================================

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

         Shares Issued

         During the quarter ended June 30, 2005, the Company issued 2,750 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $52 (quarter ended June 30, 2004 - 5,601 common shares for $104). The stock-based compensation expense previously recognized relating to these options was $20.

         For the nine months ended June 30, 2005, the Company issued 64,959 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $1,282 (nine months ended June 30, 2004 - 117,760 common shares for $2,225). The stock-based compensation expense previously recognized relating to these options was $573.

         Share Repurchase Program

         On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter and nine months ended June 30, 2005 the Company repurchased and cancelled 95,100 shares at an average price of $20.40 per share for a total consideration of $1,939, which has been applied to reduce share capital and retained earnings by $1,163 and $776, respectively.

         On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

         During the quarter ended June 30, 2004, the Company repurchased and cancelled 68,300 shares at an average price of $21.67 per share for a total consideration of $1,480, which has been applied to reduce share capital and retained earnings by $781 and $699, respectively.

         During the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at an average price of $22.70 per share for a total consideration of $2,714, which has been applied to reduce share capital and retained earnings by $1,365 and $1,349, respectively.

         Stock-based compensation and other stock-based payments

         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". For the three months and nine months ended June 30, 2005, the Company expensed $725 and $2,542, respectively, related to stock options granted to employees and directors.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees and directors have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                                           Three months              Nine months
                                                                           ended June 30            ended June 30
                                                                         2005         2004       2005        2004
      ---------------------------------------------------------------------------------------------------------------
      Expected dividend                                                   0.0%         0.0%       0.0%       0.0%
      Expected volatility                                                33.7%        42.0%      39.0%       41.4%
      Risk-free interest rate                                             4.0%         4.0%       4.0%        4.0%
      Expected option life in years                                       4            4          4           4
      Weighted average stock option fair value per option granted       $ 6.97      $ 8.47      $ 8.98       $8.57
      ===============================================================================================================

         Contributed surplus represents the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options. Contributed surplus is comprised of the following:

      ----------------------------------------------------------------------------------------------------
      Prior period adjustment for stock-based compensation expense                          $   32,268
      Stock-based compensation expense during the nine months ended June 30, 2005                2,542
      Fair value of options exercised during the nine months ended June 30, 2005                  (573)
      ----------------------------------------------------------------------------------------------------
      Balance as at June 30, 2005                                                           $   34,237
      ====================================================================================================


7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to the substantially enacted tax rates, the amount of future taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

8.       EARNINGS PER COMMON SHARE

         Basic earnings per share has been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share has been calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations of earnings per share for the three months and nine months ended June 30, 2005 and 2004:


        (thousands of shares)                                      Three months      Nine months
                                                                        ended           ended
                                                                      June 30           June 30
        ---------------------------------------------------------------------------------------------
                                                                  2005       2004      2005    2004
        ---------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding            17,474     17,583    17,479  17,576
        Net effect of dilutive stock options                          -        157         -     185
        ---------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding    17,474     17,740    17,479  17,761
        ---------------------------------------------------------------------------------------------

         For the quarter and nine months ended June 30, 2005, the impact of all outstanding stock options (1,750,859 - quarter and nine months ended June 30, 2004) to purchase shares was excluded from the diluted share calculation because the stock options were anti-dilutive for earnings per share purposes.

9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

         Sales by product line
                                              Three months ended                Nine months ended
                                                   June 30                           June 30
                                             2005            2004                2005        2004
       -----------------------------------------------------------------------------------------------
         Hummingbird Connectivity          $ 16,795        $ 17,183         $   50,148    $  51,837
         Hummingbird Enterprise              44,927          39,044            119,730      109,061
       -----------------------------------------------------------------------------------------------
                                           $ 61,722       $  56,227         $  169,878    $ 160,898
       ===============================================================================================

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         Sales by country of origin
                                        Three months ended               Nine months ended
                                            June 30                            June 30
                                        2005           2004             2005            2004
          ----------------------------------------------------------------------------------------
          U.S.A.                    $ 27,431       $ 27,067        $   77,754         $ 79,193
          Europe                      23,286         24,275            69,085           62,521
          Canada                       5,387          3,574            13,948           14,516
          Asia Pacific                 5,618          1,311             9,091            4,668
          ----------------------------------------------------------------------------------------
                                    $ 61,722       $ 56,227         $ 169,878         $160,898
          ========================================================================================


          Geographical distribution of sales by customer location

                                      Three months ended                  Nine months ended
                                            June 30                            June 30
                                        2005          2004              2005            2004
         ----------------------------------------------------------------------------------------
         U.S.A.                    $  27,241        $26,985        $   77,109         $ 78,644
         Europe                       23,288         24,275            69,086           62,522
         Canada                        4,185          2,421            10,381           10,995
         Others                        7,008          2,546            13,302            8,737
         ----------------------------------------------------------------------------------------
                                   $  61,722        $56,227        $  169,878         $160,898
         ========================================================================================


         Long-lived assets by country of origin

                                                    June 30,     September 30,
                                                        2005              2004
         ----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                                 $   1,867        $   1,899
             Canada                                    9,030           10,281
             Europe                                    3,876            3,909
             Asia Pacific                                373              385
         ---------------------------------------------------------------------
                                                      15,146           16,474
         Intangibles                                 184,755          137,904
         ---------------------------------------------------------------------
                                                   $ 199,901        $ 154,378
         =====================================================================

         It is not practicable to allocate intangibles by country of origin.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================



10.      GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2005.

         Guarantees and Indemnities

         The Company has no guarantees or indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheet as at June 30, 2005.

         Contingent Payments

         The Company acquired various subsidiaries and, under the terms of the agreements, may be required to make further contingent payments up to a maximum of $5,878.

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.


11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at June 30, 2005, the Company had no foreign exchange contracts outstanding. For the quarter ended June 30, 2005, the Company had a net foreign exchange loss of $3,557 ($1,217 loss for the three months ended June 30, 2004) and for the nine months ended June 30, 2005 a loss of $1,233 ($1,440 gain for the nine months ended June 30, 2004). These amounts have been recorded in sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at June 30, 2005, were invested in high quality money market instruments purchased through major banks and financial institutions.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
==============================================================================

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.


12.      RECONCILIATION OF NET INCOME (LOSS) TO U.S. GAAP

         The following table reconciles net loss for the periods reported in the accompanying interim unaudited condensed consolidated statements of income with that which would have been reported had the unaudited condensed consolidated financial statements been presented in accordance with U.S. GAAP:

                                                                     Three months ended          Nine months ended
                                                                         June 30                     June 30
                                                                    2005          2004          2005           2004
          --------------------------------------------------------------------------------------------------------------
          Net (loss) income                                     $   (1,913)      $   1,850     $ (7,720)     $   1,370
          Adjustments:
            Amortization of intangibles                                791             786        2,368          2,360
            Stock-based compensation (Note 1c and 6)                   725               -        2,542              -
            In-process research and development                     (1,251)              -       (1,251)             -
            Income tax recovery                                       (226)           (268)        (755)          (591)
          --------------------------------------------------------------------------------------------------------------
          Net (loss) income in conformity with U.S. GAAP        $   (1,874)      $   2,368     $ (4,816)     $   3,139
          ==============================================================================================================
          Basic (loss) earnings per common share under          $    (0.11)      $    0.13     $  (0.28)     $    0.18
          U.S. GAAP
          ==============================================================================================================
          Diluted (loss) earnings per common share under        $    (0.11)      $    0.13     $  (0.28)     $    0.18
          U.S. GAAP
          ==============================================================================================================

                                                                     DOCUMENT 4

        Management's Discussion and Analysis of Financial
        Condition and Results of Operations ("MD&A")


        HUMMINGBIRD LTD.


        Quarter and Nine Months ended June 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS ("MD&A")



FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Canadian Securities Administrators.

OVERVIEW

This MD&A is dated August 10, 2005 and should be read in conjunction with the Company's September 30, 2004 annual audited consolidated financial statements and notes, and the June 30, 2005 interim unaudited condensed consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



ACQUISITION HISTORY

On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solution AG ("RedDot").

RedDot, based in Germany, was a privately held content management software company specializing in delivering simple to install and easy to use content management solutions to mid-size enterprises. RedDot's solutions create and manage the content that drives business. RedDot has over 1,300 clients globally with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland.

The acquisition of RedDot is a natural extension of a long-standing and successful partnership between RedDot and the Company. This acquisition has created a strong foundation for product integration and market development to address the needs of mutual customers of RedDot and the Company.

The Company paid $50.5 million in total consideration for RedDot including transaction costs and integration costs of $2.6 million. In addition, depending upon the financial performance of RedDot for their fiscal year ending December 31, 2005, the Company may be required to make two contingent payments; (a) up to $1.2 million on maintaining certain profitability plus (b) up to 2.3 times of revenue in excess of an agreed revenue amount provided certain profitability is achieved. The aggregate estimated amount of the contingent consideration is $5.5 million. Any future payments in connection with this acquisition will be accounted for as goodwill.

Under U.S. GAAP, intangible assets of $52.7 million ($53.2 million under Canadian GAAP), including goodwill of $45.3 million ($45.8 million under Canadian GAAP), were recorded as the fair value of assets and liabilities acquired.

In fiscal 2003, the Company acquired all the issued and outstanding shares of the following companies:


                                                    Key Automation Nederland
(amounts in thousands of            Legal Key        B.V. and its affiliate     Kramer Lee    Valid Information
 U.S. dollars, unaudited)       Technologies, Inc.        Dispro B.V.          & Associates    Systems Limited
-----------------------------------------------------------------------------------------------------------------

Date acquired                     March 10, 2003         March 26, 2003       June 26, 2003     July 1, 2003
Location                              U.S.A.              Netherlands              U.K.             U.K.

Purchase price                       $ 4,623                $ 9,350              $ 6,131          $ 17,715

Contingent consideration:
  Maximum                            $ 1,600                $ 1,070              $ 2,202          $ 14,892
  Paid to date                       $ 1,600                $     -              $     -          $ 14,892
  Remaining                          $     -                $     -              $   378          $      -


Under the terms of each acquisition, contingent consideration payments are to be made based on the agreed upon future financial performance of each acquired entity.

During the fiscal year 2004, the Company paid contingent consideration of $0.8 million to the former shareholders of Legal Key Technologies, Inc. ("LegalKEY") and $3.7 million to the former shareholders of Valid Information Systems Limited ("Valid") based upon their respective financial performances.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



In addition, during the nine months ended June 30, 2005, the Company paid the final contingent consideration of $0.8 million to the former shareholders of LegalKEY, which was accounted for as an addition to goodwill, and recorded $11.2 million to the former shareholders of Valid. Of this $11.2 million, $9.0 million was accounted for as an addition to goodwill and the balance of $2.2 million was treated as compensation expense and recorded in other charges.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used in the preparation of the condensed quarterly financial statements are described in Note 1 of the Company's 2004 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the June 30, 2005 condensed quarterly financial statements.

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for U.S. GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of our net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2005 the Company performed its annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Change in accounting policy

There were no changes in U.S. GAAP accounting policies for the nine months ended June 30, 2005 or the year ended September 30, 2004.

Beginning October 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied the recommendations of this Section retroactively without restatement of prior periods.

There were no other changes in Canadian GAAP accounting policies for the nine months ended June 30, 2005 or the year ended September 30, 2004.
Results of Operations in Accordance with U.S. GAAP

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Three months ended June 30, 2005 compared with three months ended June 30, 2004

                                                     Quarter ended                Quarter ended             % change
(U.S. dollars in thousands, unaudited)               June 30, 2005                June 30, 2004          from fiscal
-----------------------------------------------------------------------------------------------------
                                                                                                                2004
                                                    Actual    % of Sales          Actual    % of Sales     to   2005
                                                  ------------------------      -----------------------  ------------


Sales                                                $ 61,722        100%           $56,227      100%          9.8%
Cost of sales                                           7,176       11.6%             6,562     11.7%          9.4%
--------------------------------------------------------------------------------------------------------------------
Gross profit                                           54,546       88.4%            49,665     88.3%          9.8%
 --------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  29,246       47.4%            24,675     43.9%         18.5%
  Research and development                             11,738       19.0%            10,122     18.0%         16.0%
  General and administration                            5,929        9.6%             5,211      9.3%         13.8%
  Restructuring charges                                 1,276        2.1%                 -        -           100%
  Other charges                                         2,802        4.5%                 -        -           100%
  Amortization of intangibles                           4,411        7.2%             5,764     10.2%        (23.5%)
  In-process research and development expense           1,251        2.0%                 -        -           100%
--------------------------------------------------------------------------------------------------------------------
Total expenses                                         56,653       91.8%            45,772     81.4%         23.8%
--------------------------------------------------------------------------------------------------------------------
Operating (loss) income                                (2,107)      (3.4)%            3,893      6.9%       (154.1%)
Interest and other income, net                            827        1.3%               398      0.7%        107.8%
--------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                      (1,280)      (2.1)%            4,291      7.6%       (129.8%)
Income tax expense                                        594        0.9%             1,923      3.4%        (69.1%)
--------------------------------------------------------------------------------------------------------------------
Net (loss) income                                    $ (1,874)      (3.0)%         $ 2, 368      4.2%       (179.1%)
====================================================================================================================

Basic (loss) earnings per share                      $  (0.11)                     $   0.13                 (184.6%)
====================================================================================================================
Diluted (loss) earnings per share                    $  (0.11)                     $   0.13                 (184.6%)
====================================================================================================================


RESULTS OF OPERATIONS

Sales for the quarter ended June 30, 2005 were $61.7 million, representing a 9.8% increase from $56.2 million for the quarter ended June 30, 2004. Loss before income taxes was $1.3 million for the current quarter, compared to income before income taxes of $4.3 million in the same period of the last fiscal year. Net loss for the quarter ended June 30, 2005 was $1.9 million, compared to net income of $2.4 million in the third quarter of the last fiscal year. Basic and diluted loss per share were $0.11 for the current quarter compared to basic and diluted earnings per share of $0.13 in the same quarter of the last fiscal year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Sales for the quarter ended June 30, 2005 were $61.7 million versus $56.2 million a year ago. Sales from the Company's two product families were:

(U.S. dollars in millions, unaudited)

                                   QUARTER ENDED     Quarter ended     % change
                                   JUNE 30, 2005     June 30, 2004    from 2004
-------------------------------------------------------------------------------

Hummingbird Connectivity            $  16.8          $  17.2           (2.3%)
Hummingbird Enterprise                 44.9             39.0           15.1%
-------------------------------------------------------------------------------
                                     $ 61.7           $ 56.2            9.8%
===============================================================================

Hummingbird Connectivity sales for the current quarter were $16.8 million versus $17.2 million in the third quarter of the previous year. The current quarter's sales of the company's Hummingbird Enterprise sales were $44.9 million compared to $39.0 million recorded in the third quarter of the last fiscal year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the RedDot acquisition. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased to $7.2 million in the current quarter compared to $6.6 million in the third quarter of the last fiscal year. The increase is mainly caused by higher cost of travel and sub contracting and inclusion of RedDot's expense. As a percentage of sales, the current quarter's cost of sales were 11.6% compared to 11.7% for the same period in the fiscal year 2004.

Gross Profit

Gross profit increased by 9.8% or $4.9 million to $54.5 million in the third quarter of the current fiscal year compared to $49.7 million in same period of last year. In the current quarter, gross profit was 88.4% of sales in comparison to 88.3% for the quarter ended June 30, 2004.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $29.2 million from $24.7 million partly due to higher sales compensation and related costs, the effect of changes in foreign exchange rates and the inclusion of RedDot's expense. Included in the current quarter's expenses is a foreign exchange translation loss of $3.6 million ($1.2 million loss for the three months ended June 30, 2004). Sales and marketing expenses were 47.4% of sales in the current quarter, higher than the 43.9% in the same period of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out in generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $11.7 million and have increased by 16.0% from the $10.1 million in the third quarter of the prior fiscal year due to increased staffing costs, the effect of changes in foreign exchange rates and the inclusion of RedDot's expense. Research and development expenses were at 19.0% of sales in comparison to 18.0% in the same quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance, MIS, general administration functions and corporate expenses. In the current quarter, general and administration expenses totaled $5.9 million, an increase of $0.7 million or 13.8% from the $5.2 million incurred in the third quarter of the last fiscal year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements and the effect of changes in foreign exchange rates mainly contributed to the increase in general and administration expenses. General and administrative expenses were 9.6% of sales in the current quarter, up from 9.3% in the same quarter of fiscal 2004.

Restructuring Charges

In the current quarter, the Company recorded restructuring charges totaling $1.3 million.

In the first quarter of the current year, the Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 36 terminated employees were recognized, of which $0.1 million were recognized in the current quarter under the First Plan.

As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, restructuring charges of $1.2 million relating to staffing costs in respect of 42 terminated employees, were recognized in the current quarter under the Second Plan.

There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Other Charges

In the current quarter, the Company recorded other costs of $2.8 million. These costs included contingent consideration of $2.2 million provided to certain employees of Valid, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. Also included in other charges is $0.1 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, and $0.5 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable period of fiscal 2004.

Amortization of Intangibles

Amortization of intangibles consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from two to ten years. Amortization of intangibles decreased to $4.4 million in the current quarter, a decrease of $1.4 million, from $5.8 million in the third quarter of the last fiscal year. This decrease is due to certain intangibles becoming fully amortized.

In-process Research and Development Expense

As a result of the acquisition of RedDot, in-process research and development expenses of $1.3 million were recorded in the current quarter. No in-process research and development expenses were recorded in the third quarter of last year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended June 30, 2005 increased to $0.8 million from $0.4 million in the same period of the last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.3% from 0.7% in the same quarter of the last fiscal year.

Income Tax Expense

The Company had an income tax expense for accounting purposes during the current quarter of $0.6 million. In the current quarter, there is an income tax expense while there is a net loss before tax of $1.3 million. The tax expense in the current quarter is primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, in-process research and development acquired in the current quarter, and contingent consideration incurred in the quarter relating to prior year acquisitions and which were expensed in the quarter for accounting purposes with this non-deductibility resulting in taxable income for the quarter. Excluding these impacts, the effective tax rate would have been 34%. In the comparable quarter in fiscal 2004, the Company had a tax expense for accounting purposes of $1.9 million on income before taxes of $4.3 million, representing an effective tax rate of 44.8%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 37.0%.

Net (Loss) Income

Net loss for the quarter was $1.9 million compared to a net income of $2.4 million in the third quarter of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Basic and Diluted (Loss) Earnings Per Share

Basic loss per share for the current quarter was $0.11 compared to basic earnings per share of $0.13 in the third quarter of fiscal 2004. The loss per share for the current quarter was based on a basic weighted average number of shares of 17.47 million versus a basic weighted average number of shares of
17.58 million in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.11 based on a weighted average number of shares of 17.47 million versus diluted earnings per share of $0.13 based on a diluted weighted average number of shares of 17.74 million in the third quarter of the previous fiscal year.
Nine months ended June 30, 2005 compared with nine months ended June 30, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2005 to the three months ended June
30, 2004.

                                                    Nine months ended           Nine months ended         % change
(U.S. dollars in thousands, unaudited)                June 30, 2005               June 30, 2004          from fiscal
-------------------------------------------------------------------------------------------------------
                                                                                                          to    2004
                                                    Actual    % of Sales          Actual    % of Sales          2005
                                                  ------------------------      -----------------------  ------------

Sales                                               $ 169,878        100%         $ 160,898       100%          5.6%
Cost of sales                                          20,403       12.0%            18,522      11.5%         10.2%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                          149,475       88.0%           142,376      88.5%          5.0%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  76,188       44.8%            69,491      43.2%          9.6%
  Research and development                             34,137       20.1%            30,041      18.7%         13.6%
  General and administration                           17,709       10.4%            15,629       9.7%         13.3%
  Restructuring charges                                 6,854        4.0%                 -         -           100%
  Other charges                                         8,142        4.8%                 -         -           100%
  Amortization of intangibles                          13,829        8.2%            17,738      11.0%        (22.0%)
  In-process research and development expense           1,251        0.7%                 -         -           100%
---------------------------------------------------------------------------------------------------------------------
Total expenses                                        158,110       93.0%           132,899      82.6%         19.0%
---------------------------------------------------------------------------------------------------------------------
Operating (loss) income                                (8,635)      (5.0%)            9,477       5.9%       (191.1%)
Interest and other income, net                          2,096        1.2%               964       0.6%        117.4%
---------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                      (6,539)      (3.8%)           10,441       6.5%       (162.6%)
Income tax (recoverable) expense                       (1,723)      (1.0%)            7,302       4.5%       (123.6%)
---------------------------------------------------------------------------------------------------------------------
Net (loss) income                                   $  (4,816)      (2.8%)          $ 3,139       2.0%       (253.4%)
=====================================================================================================================

Basic (loss) earnings per share                     $   (0.28)                      $  0.18                  (255.6%)
=====================================================================================================================
Diluted (loss) earnings per share                   $   (0.28)                      $  0.18                  (255.6%)
=====================================================================================================================


RESULTS OF OPERATIONS

Sales of $169.9 million for the nine months ended June 30, 2005 represent a 5.6% increase from $160.9 million for the nine months ended June 30, 2004. There was a loss before income taxes of $6.5 million for the nine months ended June 30, 2005, compared to an income before income taxes of $10.4 million in the same period of 2004. Net loss for the nine months ended June 30, 2005 was $4.8 million, compared to a net income of $3.1 million in the comparable period of 2004. Basic and diluted loss per share were $0.28 for the current nine month period, compared to a basic and diluted earnings per share of $0.18 in the same nine months of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Sales

Year to date sales for the nine month period ended June 30, 2005 were $169.9 million versus $160.9 million for the same period last year. Sales from the Company's two product families were:

                             Nine months ended    Nine months ended     % change
($US millions, unaudited)        June 30, 2005        June 30, 2004    from 2004
--------------------------------------------------------------------------------

Hummingbird Connectivity               $  50.2          $  51.8         (3.1%)
Hummingbird Enterprise                   119.7            109.1          9.7%
--------------------------------------------------------------------------------
                                       $ 169.9          $ 160.9          5.6%
================================================================================

For the current nine month period Hummingbird Connectivity sales were $50.2 million versus $51.8 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $119.7 million or $10.6 million higher than the $109.1 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the nine months ended June 30, 2005, costs of sales increased by $1.9 million or 10.2% to $20.4 million from $18.5 million in the nine months ended June 30, 2004. The increase is mainly caused by higher cost of travel and sub contracting. Cost of sales were 12.0% of sales in the nine months ended June 30, 2005 compared to 11.5% in the same period of last year.

Gross Profit

For the latest nine month period, gross profit was $149.5 million compared to $142.4 million for the same period in the previous year, representing an increase of $7.1 million. This improvement was primarily due to higher sales during the nine months ended June 30, 2005. Gross profit was 88.0% of sales in the current nine month period, lower than 88.5% in the comparative nine month period.

Sales and Marketing Expenses

Sales and marketing costs of $76.2 million were 44.8% of sales in the nine months ended June 30, 2005, compared to $69.5 million or 43.2% of sales in the first nine months of the previous year. Sales and marketing expenses were $6.7 million or 9.6% higher in the current nine month period versus the comparable period a year ago. The increase is partly due to higher sales compensation and related costs, as well as, the effect of changes in foreign exchange rates. Included in sales and marketing expenses is a foreign exchange translation loss of $1.2 million ($1.4 million gain for the nine months ended June 30, 2004).

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Research and Development Expenses

Research and development expenses in the nine months ended June 30, 2005 of $34.1 million have increased by 13.6% from the $30.0 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 20.1% of sales, higher than the 18.7% in the same period of 2004. The increase is due to increased staffing costs and the effect of changes in foreign exchange rates.

General and Administration Expenses

In the nine months ended June 30, 2005, general and administration expenses totaled $17.7 million, an increase of $2.1 million or 13.3% from the $15.6 million incurred in the first nine months of last year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements and the effect of changes in foreign exchange rates mainly contributed to the increase in general and administration expenses. General and administrative expenses were 10.4% of sales in the nine months ended June 30, 2005, higher from 9.7% in the comparable period last year.

Restructuring Charges

In the nine months ended, the Company recorded restructuring charges totaling $6.9 million.

In the first quarter of the current year, the Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $5.7 million relating to staffing costs in respect of 36 terminated employees were recognized under the First Plan.

As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, restructuring charges of $1.2 million relating to staffing costs in respect of 42 terminated employees were recognized under the Second Plan.

There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Other Charges

In the nine months ended June 30, 2005, the Company recorded other costs of $8.1 million. These costs included contingent consideration of $2.2 million provided to certain employees of Valid, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. Also included in other charges is $0.6 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $1.2 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable period of fiscal 2004.

Amortization of Intangibles

In the nine months ended June 30, 2005, amortization of intangibles decreased to $13.8 million compared to $17.7 million in the nine months ended June 30, 2004. This decrease is due to certain intangibles becoming fully amortized.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




In-process Research and Development Expense

As a result of the acquisition of RedDot, in-process research and development expenses of $1.3 million were recorded in the nine months ended June 30, 2005. No in-process research and development expenses were recorded in the nine months ended June 30, 2004.

Interest and Other Income, Net

In the nine months ended June 30, 2005, interest and other income was higher at $2.1 million compared to $1.0 million in the first nine months of last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current nine months period increased to 1.2% from 0.6% in the same period of the last fiscal year.

Income Tax (Recoverable) Expense

In the nine months ended June 30, 2005, the Company had an income tax recovery for accounting purposes of $1.7 million on a loss before income taxes of $6.5 million, representing an effective tax rate of 26.3%. This low tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, in-process research and development acquired in the period, and contingent consideration paid relating to prior year acquisitions and expensed in the quarter for accounting purposes with these impacts partially offset by restructuring and other costs incurred in predominantly higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 34.6%. In the comparable period in fiscal 2004, the Company had a tax expense for accounting purposes of $7.3 million on income before taxes of $10.4 million, representing an effective tax rate of 69.9%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would be 37.4%.

Net (Loss) Income

In the nine months ended June 30, 2005, net loss was $4.8 million compared to a net income of $3.1 million in the nine months ended June 30, 2004.

Basic and Diluted (Loss) Earnings Per Share

Basic and diluted loss per share for the nine months ended June 30, 2005 was $0.28 compared to a basic and diluted earnings per share of $0.18 in the corresponding period of last year. The loss per share for the latest nine month period was based on a basic and diluted weighted average number of shares of
17.48 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 17.58 million and a diluted weighted average number of shares of 17.76 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



LIQUIDITY AND CAPITAL RESOURCES

(U.S. dollars in thousands)
-------------------------------------------------------------------------------------------------
                                                   As at              As at            % change
                                               June 30, 2005    September 30, 2004    from 2004
                                                (unaudited)
                                               --------------------------------------------------
Working capital                                     $ 47,477            $104,098       (45.6%)
Cash and cash equivalents, and short-term             90,513             130,486       (30.6%)
investments
-------------------------------------------------------------------------------------------------

Working capital for the Company decreased to $47.5 million at June 30, 2005 from $104.1 million at September 30, 2004. The acquisition of RedDot and the final contingent consideration payments for the Valid acquisition were the major reasons for this decrease.

The Company had cash and cash equivalents, and short-term investments of $90.5 million as at June 30, 2005 compared to $130.5 million as at September 30, 2004. The decrease in cash was primarily due to the acquisition of RedDot in the current quarter, offset to a certain extent by the cash generated from operations. At the end of the current period the Company has all of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $12.1 million during the current quarter, comparable to the $12.1 million in the same quarter of the last fiscal year.

Capital expenditures remained the same at $0.6 million in the current quarter in comparison to the third quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,418,138 at June 30, 2005 (September 30, 2004 - 17,448,279). The Company received $0.1 million from employees exercising their stock options in the current quarter the same as the quarter ended June 30, 2004.

The Company repurchased and cancelled 95,100 of its own shares in cash for $1.9 million during the current quarter, while in the same quarter of last year the company repurchased and cancelled 68,300 of its own shares at a cost of $1.5 million.

The Company has not paid any dividends during the current quarter or during the fiscal year ended September 30, 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

FINANCIAL POSITION

Cash and cash equivalents plus short-term investments decreased as at June 30, 2005 by $40.0 million to $90.5 million compared to $130.5 million as at September 30, 2004. The decrease in cash was primarily due to the acquisition of RedDot in the current quarter, offset to a certain extent by the cash generated from operations. There were no investments classified as short-term investments as at June 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Accounts receivable were $62.1 million at the end of the current quarter compared to $57.6 million as at September 30, 2004, representing an increase of $4.5 million. This increase was mainly due to the inclusion of RedDot's accounts receivable.

Accounts payable and accrued liabilities were $32.0 million as at June 30, 2005, $11.6 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the restructuring and other charges incurred during the quarter, the timing of the settlement of outstanding amounts, and the inclusion of RedDot's liabilities. Other payable of $8.9 million at June 30, 2005 was recorded for the amount of the final contingent consideration owing to the former shareholders of Valid that was accounted for as an addition to goodwill.

Income taxes of $1.2 million were payable as at June 30, 2005, while income taxes of $7.2 million were payable as at September 30, 2004. This change was primarily due to the final payment of the taxes payable for the September 30, 2004 taxation year.

Deferred revenue as at June 30, 2005 was $72.7 million versus $65.5 million as at September 30, 2004, an increase of $7.2 million. The rise was mostly caused by increased billing activity for maintenance and support contracts, as well as the deferred revenue balance from RedDot. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at June 30, 2005, the Company had other long-term liabilities totaling $1.1 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

                                               June 30, 2005     September  30,
(U.S. dollars in thousands)                     (unaudited)           2004
------------------------------------------------------------------------------
Lease inducements                               $  190           $   255
Retention money                                    831               831
Long-term debt                                      78               164
------------------------------------------------------------------------------
                                                $1,099            $1,250
==============================================================================

The retention money relates to the Valid acquisition, noted under the acquisition history section, and is payable to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $8, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of June 30, 2005.

(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------------------
                                         Payments due by period
=========================================================================================================
                                                            Less than      1 to 3     4 to 5
                                                    Total      1 year       years      years   Thereafter
---------------------------------------------------------------------------------------------------------
Long-term debt                                   $     78      $   67    $     11     $    -      $    -
Lease inducements                                     190         105          85          -           -
Retention money on prior year acquisition             831         831           -          -           -
---------------------------------------------------------------------------------------------------------
                                                    1,099       1,003          96          -           -
Operating leases                                   29,760       7,870      14,553      2,599       4,738
---------------------------------------------------------------------------------------------------------
Total contractual cash obligations               $ 30,859      $8,873    $ 14,649     $2,599      $4,738
=========================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the three months ended September 30, 2003 through June 30, 2005 are derived from our unaudited interim condensed consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with U.S. GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                         Three months ended
                                   -----------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS   Sept.30,    Dec.31,      Mar.31,    June 30,   Sept.30,    Dec.31,      Mar.31,     June 30,
OF INCOME DATA (Unaudited)            2003       2003        2004        2004        2004       2004        2005         2005
(U.S. dollars in thousands,        --------    --------    ---------   --------   ---------  --------     ---------    -----------
    except per share data)
Sales                               $ 53,381   $ 50,007     $ 54,664   $ 56,227    $ 59,326  $ 53,900      $ 54,256     $ 61,722
Net income (loss)                     (1,442)    (1,297)       2,068      2,368       3,732    (1,729)       (1,213)      (1,874)
Diluted earnings (loss) per share      (0.08)     (0.07)        0.12       0.13        0.21     (0.10)        (0.07)       (0.11)
Diluted WA* shares outstanding        17,568     17,551       17,811     17,740      17,566    17,464        17,500       17,474


                                                   Years ended September 30,
SELECTED CONSOLIDATED STATEMENTS            ------------------------------------
 OF INCOME DATA                                2002         2003          2004
(U.S. dollars in thousands, except          ---------    ---------    ---------
   per share data)
Sales                                       $ 180,400    $ 192,583    $ 220,224
Net (loss) income                              (2,914)       3,720        6,871
Diluted (loss) earnings per share               (0.16)        0.21         0.39
Diluted WA* shares outstanding                 18,305       17,928       17,720

* - Weighted average, in thousands


                                                                               As at
                                   -----------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA     Sept.30,    Dec.31,    Mar.31,     June.30,     Sept.30,    Dec.31,      Mar.31,     June 30,
(U.S. dollars in thousands)            2003        2003       2004        2004         2004       2004         2005        2005
                                   ----------- ----------- ----------- -----------  ---------  ----------   ----------  ----------
                                   (unaudited) (unaudited) (unaudited) (unaudited)             (unaudited)  (unaudited) (unaudited)
Cash, cash equivalents and
    short-term investments            104,008    115,571      116,907    127,041      130,486   134,165       129,083      90,513
Working capital                        88,520     93,406       96,194    101,886      104,098   105,671       106,836      47,477
Total assets                          365,790    366,474      368,442    367,734      371,650   371,489       365,344     383,707
Other long-term liabilities             3,423      3,324        1,370      1,353        1,250     1,191         1,142       1,099
Shareholders' equity                  261,527    260,539      263,185    264,177      265,920   265,029       264,208     260,447

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the fourth quarter of the previous year.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




The Company's annual share repurchase program has resulted in a reduction in the number of weighted average shares outstanding, year over year, which is partly offset by stock options exercised.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter. The balance lowered in the last half of fiscal 2003 with cash being used to complete the acquisitions that took place in fiscal 2003, and also lowered in the current quarter with cash being used to complete the RedDot acquisition. Other long-term liabilities increased as obligations were assumed with the acquisitions, and have since been paid down with available cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




RESULTS OF OPERATIONS IN ACCORDANCE WITH CANADIAN GAAP

Three months ended June 30, 2005 compared with three months ended June 30, 2004

                                                     Quarter ended                Quarter ended            % change
(U.S. dollars in thousands, unaudited)               June 30, 2005                June 30, 2004           from fiscal
-----------------------------------------------------------------------------------------------------
                                                                                                          to    2004
                                                    Actual    % of Sales          Actual    % of Sales          2005
                                                  ------------------------      -----------------------  ---------------

Sales                                             $ 61,722        100%          $ 56,227        100%            9.8%
Cost of sales                                        7,219       11.7%             6,562       11.7%           10.0%
------------------------------------------------------------------------------------------------------------------------
Gross profit                                        54,503       88.3%            49,665       88.3%            9.7%
------------------------------------------------------------------------------------------------------------------------
Expenses
 Sales and marketing                                29,536       47.9%            24,675       43.9%           19.7%
 Research and development                           11,363       18.4%             9,597       17.1%           18.4%
 General and administration                          6,096        9.9%             5,211        9.2%           17.0%
 Restructuring charges                               1,276        2.1%                 -          -             100%
 Other charges                                       2,802        4.5%                 -          -             100%
 Amortization of intangibles                         5,202        8.4%             6,550       11.6%          (20.6%)
------------------------------------------------------------------------------------------------------------------------
Total expenses                                      56,275       91.2%            46,033       81.8%           22.2%
------------------------------------------------------------------------------------------------------------------------
Operating (loss) income                             (1,772)      (2.9)%            3,632        6.5%         (148.8%)
Interest and other income, net                         827        1.4%               398        0.7%          107.8%
------------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                     (945)      (1.5)%            4,030        7.2%         (123.4%)
Income tax expense                                     968        1.6%             2,180        3.9%          (55.6%)
------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                 $ (1,913)      (3.1)%          $ 1,850        3.3%         (203.4%)
========================================================================================================================

Basic (loss) earnings per share                   $  (0.11)                      $  0.11                     (200.0%)
========================================================================================================================

Diluted (loss) earnings per share                 $  (0.11)                      $  0.10                     (210.0%)
========================================================================================================================


RESULTS OF OPERATIONS

Sales for the quarter ended June 30, 2005 were $61.7 million, representing a 9.8% increase from $56.2 million for the quarter ended June 30, 2004. Loss before income taxes was $0.9 million for the current quarter, compared to income before income taxes of $4.0 million in the same period of the last fiscal year. Net loss for the quarter ended June 30, 2005 was $1.9 million, compared to net income of $1.9 million in the third quarter of the last fiscal year. Basic and diluted loss per share were $0.11 for the current quarter compared to basic and diluted earnings per share of $0.11 and $0.10 respectively in the same quarter of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.


Sales for the quarter ended June 30, 2005 were $61.7 million versus $56.2 million a year ago. Sales from the Company's two product families were:

                                           Quarter ended     Quarter ended        % change
(U.S. dollars in millions, unaudited)      June 30, 2005     June 30, 2004        from 2004
-------------------------------------------------------------------------------------------

Hummingbird Connectivity                   $  16.8              $  17.2            (2.3%)
Hummingbird Enterprise                        44.9                 39.0            15.1%
-------------------------------------------------------------------------------------------
                                            $ 61.7               $ 56.2             9.8%
===========================================================================================


Hummingbird Connectivity sales for the current quarter were $16.8 million versus $17.2 million in the third quarter of the previous year. The current quarter's sales of the company's Hummingbird Enterprise sales were $44.9 million compared to $39.0 million recorded in the third quarter of the last fiscal year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the RedDot acquisition. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased to $7.2 million in the current quarter compared to $6.6 million in the third quarter of the last fiscal year. The increase is mainly caused by higher cost of travel and sub contracting, the inclusion of RedDot's expense and the stock-based compensation expense in the current quarter. As a percentage of sales, the current quarter's cost of sales remained unchanged at 11.7% compared to the same period in the fiscal year 2004.

Gross Profit

Gross profit increased by 9.7% or $4.8 million to $54.5 million in the third quarter of the current fiscal year compared to $49.7 million in same period of last year. Gross profit in the current quarter remained unchanged at 88.3% of sales compared to the quarter ended June 30, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $29.5 million from $24.7 million partly due to higher sales compensation and related costs, the effect of changes in foreign exchange rates, the inclusion of RedDot's expense and the stock-based compensation expense in the current quarter. Included in the current quarter's expenses is a foreign exchange translation loss of $3.6 million ($1.2 million translation loss for the three months ended June 30, 2004). Sales and marketing expenses were 47.9% of sales in the current quarter, higher than the 43.9% in the same period of the previous fiscal year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out in generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $11.4 million and have increased by 18.4% from the $9.6 million in the third quarter of the prior fiscal year due to increased staffing costs, the effect of changes in foreign exchange rates, the inclusion of RedDot's expense and the stock-based compensation expense in the current quarter. Research and development expenses increased in the latest quarter to 18.4% of sales in comparison to 17.1% of sales in the same quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance, MIS, general administration functions and corporate expenses. In the current quarter, general and administration expenses totaled $6.1 million, an increase of $0.9 million or 17.0% from the $5.2 million incurred in the third quarter of the last fiscal year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements, the effect of changes in foreign exchange rates and the stock-based compensation expense mainly contributed to the increase in general and administration expenses in the current quarter. General and administrative expenses were 9.9% of sales in the current quarter, up from 9.2% in the same quarter of fiscal 2004.

Restructuring Charges

In the current quarter, the Company recorded restructuring charges totaling $1.3 million.

In the first quarter of the current year, the Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 36 terminated employees were recognized, of which $0.1 million were recognized in the current quarter under the First Plan.

As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, restructuring charges of $1.2 million relating to staffing costs in respect of 42 terminated employees, were recognized in the current quarter under the Second Plan.

There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Other Charges

In the current quarter, the Company recorded other costs of $2.8 million. These costs included contingent consideration of $2.2 million provided to certain employees of Valid, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. Also included in other charges is $0.1 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, and $0.5 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable period of fiscal 2004.


Amortization of Intangibles

Amortization of intangibles consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from two to ten years. Amortization of intangibles decreased to $5.2 million in the current quarter, a decrease of $1.4 million, from $6.6 million in the third quarter of the last fiscal year. This decrease is due to certain intangibles becoming fully amortized.


Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended June 30, 2005 increased to $0.8 million from $0.4 million in the same period of the last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.4% from 0.7% in the same quarter of the last fiscal year.


Income Tax Expense

The Company had an income tax expense for accounting purposes during the current quarter of $1.0 million. In the current quarter, there is an income tax expense while there is a net loss before tax of $0.9 million. The tax expense is primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, stock option compensation, and contingent consideration incurred in the quarter relating to prior year acquisitions and which were expensed for accounting purposes with this non-deductibility resulting in taxable income for the quarter. Excluding these impacts, the effective tax rate would have been 36.7%. In the comparable quarter in fiscal 2004, the Company had a tax expense for accounting purposes during the current quarter of $2.2 million on income before taxes of $4.0 million, representing an effective tax rate of 54.1%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Excluding this impact, the effective rate would have been 40.1%.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Stock-based Compensation Expense

For the three months ended June 30, 2005, the Company expensed $0.7 million related to stock options granted to employees. This expense has been allocated across departments based on the approximate employee ownership of the stock options outstanding.

The Company applied this new standard for recognizing stock-based compensation expense retroactively without restatement of prior periods and, as such, there is no similar expense recorded in the quarter ended June 30, 2004.

Net (Loss) Income

Net loss for the quarter was $1.9 million compared to a net income of $1.9 million in the third quarter of the previous fiscal year.

Basic and Diluted (Loss) Earnings Per Share

Basic loss per share for the current quarter was $0.11 compared to basic earnings per share of $0.11 in the third quarter of fiscal 2004. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.47 million versus a basic weighted average number of shares of
17.58 million in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.11 based on a diluted weighted average number of shares of 17.47 million versus diluted earnings per share of $0.10 based on a diluted weighted average number of shares of 17.74 million in the third quarter of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




NINE MONTHS ENDED JUNE 30, 2005 COMPARED WITH NINE MONTHS ENDED JUNE 30, 2004

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2005 to the three months ended June
30, 2004.

                                                Nine months ended           Nine months ended          % change
(U.S. dollars in thousands, unaudited)            June 30, 2005               June 30, 2004           from fiscal
---------------------------------------------------------------------------------------------------
                                                                                                            2004
                                                Actual    % of Sales          Actual    % of Sales    to    2005
                                              ------------------------      -----------------------  -----------

Sales                                          $ 169,878       100%        $ 160,898       100%            5.6%
Cost of sales                                     20,554      12.1%           18,522      11.5%           11.0%
----------------------------------------------------------------------------------------------------------------
Gross profit                                     149,324      87.9%          142,376      88.5%            4.9%
----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             77,205      45.4%           69,491      43.2%           11.1%
  Research and development                        33,201      19.6%           28,466      17.7%           16.6%
  General and administration                      18,294      10.8%           15,629       9.7%           17.1%
  Restructuring charges                            6,854       4.0%                -         -             100%
  Other charges                                    8,142       4.8%                -         -             100%
  Amortization of intangibles                     16,197       9.5%           20,098      12.5%          (19.4%)
----------------------------------------------------------------------------------------------------------------
Total expenses                                   159,893      94.1%          133,684      83.1%           19.6%
----------------------------------------------------------------------------------------------------------------
Operating (loss) income                          (10,569)     (6.2%)           8,692       5.4%         (221.6%)
Interest and other income, net                     2,096       1.2%              964       0.6%          117.4%
----------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                 (8,473)     (5.0%)           9,656       6.0%         (187.8%)
Income tax (recoverable) expense                    (753)     (0.5%)           8,286       5.1%         (109.1%)
----------------------------------------------------------------------------------------------------------------
Net (loss) income                              $  (7,720)     (4.5%)       $   1,370       0.9%         (663.5%)
================================================================================================================

Basic (loss) earnings per share                $   (0.44)                  $    0.08                    (650.0%)
================================================================================================================
Diluted (loss) earnings per share              $   (0.44)                  $    0.08                    (650.0%)
================================================================================================================


RESULTS OF OPERATIONS

Sales of $169.9 million for the nine months ended June 30, 2005 represent a 5.6% increase from $160.9 million for the nine months ended June 30, 2004. There was a loss before income taxes of $8.5 million for the nine months ended June 30, 2005, compared to an income before income taxes of $9.7 million in the same period of 2004. Net loss for the nine months ended June 30, 2005 was $7.7 million, compared to a net income of 1.4 million in the comparable period of 2004. Basic loss and diluted loss per share were $0.44 for the current nine month period, compared to a basic and diluted earnings per share of $0.08 in the same nine months of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Sales

Year to date sales for the nine month period ended June 30, 2005 were $169.9 million versus $160.9 million for the same period last year. Sales from the Company's two product families were:

                                       Nine months ended      Nine months ended     % change
($US millions, unaudited)                  June 30, 2005        June 30, 2004       from 2004
----------------------------------------------------------------------------------------------
Hummingbird Connectivity                        $  50.2                $ 51.8          (3.1%)
Hummingbird Enterprise                            119.7                 109.1           9.7%
----------------------------------------------------------------------------------------------
                                                $ 169.9               $ 160.9           5.6%
==============================================================================================

For the current nine month period Hummingbird Connectivity sales were $50.2 million versus $51.8 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $119.7 million or $10.6 million higher than the $109.1 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the nine months ended June 30, 2005, costs of sales increased by $2.1 million or 11.0% to $20.6 million from $18.5 million in the nine months ended June 30, 2004. The increase is mainly caused by higher cost of travel and sub contracting and the stock-based compensation expense in the current nine month period. Cost of sales were 12.1% of sales in the nine months ended June 30, 2005 compared to 11.5% in the same period of last year.

Gross Profit

For the latest nine month period, gross profit was $149.3 million compared to $142.4 million for the same period in the previous year, representing an increase of $6.9 million. This improvement was primarily due to higher sales during the nine months ended June 30, 2005. Gross profit was 87.9% of sales in the current nine month period, lower than 88.5% in the comparative nine month period.

Sales and Marketing Expenses

Sales and marketing costs of $77.2 million were 45.4% of sales in the nine months ended June 30, 2005, compared to $69.5 million or 43.2% of sales in the first nine months of the previous year. Sales and marketing expenses were $7.7 million or 11.1% higher in the current nine month period versus the comparable period a year ago. The increase is partly due to higher sales compensation and related costs, the effects of changes in foreign exchange rates and the stock-based compensation expense in the current nine month period. Included in sales and marketing expenses is a foreign exchange translation loss of $1.2 million ($1.4 million gain for the nine months ended June 30, 2004).

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Research and Development Expenses

Research and development expenses in the nine months ended June 30, 2005 of $33.2 million have increased by 16.6% from the $28.5 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 19.6% of sales, compared to 17.7% of sales in the comparable period of 2004. The increase is due to increased staffing costs, the effects of changes in foreign exchange rates and the stock-based compensation expense in the current nine month period.

General and Administration Expenses

In the nine months ended June 30, 2005, general and administration expenses totaled $18.3 million, an increase of $2.7 million or 17.1% from the $15.6 million incurred in the first nine months of last year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements, the effect of changes in foreign exchange rates and the stock-based compensation expense mainly contributed to the increase in general and administration expenses in the current nine month period. General and administrative expenses were 10.8% of sales in the nine months ended June 30, 2005, up from 9.7% in the comparable period last year.

Restructuring Charges

In the nine months ended, the Company recorded restructuring charges totaling $6.9 million.

In the first quarter of the current year, the Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $5.7 million relating to staffing costs in respect of 36 terminated employees were recognized under the First Plan.

As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, restructuring charges of $1.2 million relating to staffing costs in respect of 42 terminated employees were recognized under the Second Plan.

There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Other Charges

In the nine months ended June 30, 2005, the Company recorded other costs of $8.1 million. These costs include contingent consideration of $2.2 million provided to certain employees of Valid, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. Also included in other charges is $0.6 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $1.2 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable quarter of fiscal 2004.

Amortization of Intangibles

In the nine months ended June 30, 2005, amortization of intangibles decreased to $16.2 million compared to $20.1 million in the nine months ended June 30, 2004. This decrease is due to certain intangibles becoming fully amortized.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Interest and Other Income, Net

In the nine months ended June 30, 2005, interest and other income was higher at $2.1 million compared to $1.0 million in the first nine months of last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.2% from 0.6% in the same period of the last fiscal year.


Income Tax (Recoverable) Expense

In the nine months ended June 30, 2005, the Company had an income tax recovery for accounting purposes of $0.8 million on a loss before income taxes of $8.5 million, representing an effective tax rate of 8.9%. This low tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, stock option compensation, and contingent consideration incurred in the period relating to prior year acquisitions with the impact of these items partially offset by restructuring and other costs incurred predominantly in higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 39.2%. In the comparable period in fiscal 2004, the Company had a tax expense for accounting purposes of $8.3 million on income before taxes of $9.7 million, representing an effective tax rate of 85.8%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a future tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on the future tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 40.8%.

Stock-based Compensation Expense

For the nine months ended June 30, 2005, the Company expensed $2.5 million related to stock options granted to employees. This expense has been allocated across departments based on the approximate employee ownership of the stock options outstanding.

The Company applied this new standard for recognizing stock-based compensation expense retroactively without restatement of prior periods and, as such, there is no similar expense recorded in the nine months ended June 30, 2004.

Net (Loss) Income

For the nine months ended June 30, 2005 net loss was $7.7 million, compared to a net income of $1.4 million for the nine months ended June 30, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Basic and Diluted (Loss) Earnings Per Share

Basic and diluted loss per share for the nine months ended June 30, 2005 was $0.44 compared to a basic and diluted earnings per share of $0.08 in the corresponding period of last year. The loss per share for the latest nine month period was based on both a basic and diluted weighted average number of shares of 17.48 million, whereas, the earnings per share in the comparable period of the prior year was based on basic and diluted weighted average number of shares of 17.58 million and 17.76 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

((U.S. dollars in thousands)
--------------------------------------------------------------------------------
                                  As at
                              June 30, 2005          As at             % change
                               (Unaudited)    September 30, 2004     from 2004
                              --------------------------------------------------
Working capital                  $ 47,477          $104,098            (45.6%)
Cash and cash equivalents,
 and short-term investments        90,513           130,486            (30.6%)
--------------------------------------------------------------------------------

Working capital for the Company decreased to $47.5 million at June 30, 2005 from $104.1 million at September 30, 2004. The acquisition of RedDot and the final contingent consideration payments for the Valid acquisition were the major reasons for this decrease.

The Company had cash and cash equivalents, and short-term investments of $90.5 million as at June 30, 2005 compared to $130.5 million as at September 30, 2004. The decrease in cash was primarily due to the acquisition of RedDot in the current quarter, offset to a certain extent by the cash generated from operations. At the end of the current period the Company has all of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $12.1 million during the current quarter, compared to the $11.4 million in the same quarter of the last fiscal year.

Capital expenditures remained the same at $0.6 million in the current quarter in comparison to the third quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,418,138 at June 30, 2005 (September 30, 2004 - 17,448,279). The Company received $0.1 million from employees exercising their stock options in the current quarter the same as the quarter ended June 30, 2004.

The Company repurchased and cancelled 95,100 of its own shares in cash for $1.9 million during the current quarter, while in the same quarter of last year the company repurchased and cancelled 68,300 of its own shares at a cost of $1.5 million.

The Company has not paid any dividends during the current quarter or during the fiscal year ended September 30, 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



FINANCIAL POSITION

Cash and cash equivalents plus short-term investments decreased as at June 30, 2005 by $40.0 million to $90.5 million compared to $130.5 million as at September 30, 2004. The decrease in cash was primarily due to the acquisition of RedDot in the current quarter, offset to a certain extent by the cash generated from operations. There were no investments classified as short-term investments as at June 30, 2005.

Accounts receivable were $62.1 million at the end of the current quarter compared to $57.6 million as at September 30, 2004, representing an increase of $4.5 million. This increase was mainly due to the inclusion of RedDot's accounts receivable.

Accounts payable and accrued liabilities were $32.0 million as at June 30, 2005, $11.6 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the restructuring and other charges incurred during the quarter, the timing of the settlement of outstanding amounts, and the inclusion of RedDot's liabilities. Other payable of $8.9 million at June 30, 2005 was recorded for the amount of the final contingent consideration owing to the former shareholders of Valid that was accounted for as an addition to goodwill.

Income taxes of $1.2 million were payable as at June 30, 2005, while income taxes of $7.2 million were payable as at September 30, 2004. This change was primarily due to the final payment of the taxes payable for the September 30, 2004 taxation year.

Deferred revenue as at June 30, 2005 was $72.7 million versus $65.5 million as at September 30, 2004, an increase of $7.2 million. The rise was mostly caused by increased billing activity for maintenance and support contracts, as well as the deferred revenue balance from RedDot. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at June 30, 2005, the Company had other long-term liabilities totaling $1.1 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

                                             June 30, 2005     September 30,
(U.S. dollars in thousands)                   (unaudited)           2004
--------------------------------------------------------------------------------
Lease inducements                              $   190            $   255
Retention money                                    831                831
Long-term debt                                      78                164
--------------------------------------------------------------------------------
                                               $ 1,099            $ 1,250
================================================================================

The retention money relates to the Valid acquisition, noted under the acquisition history section, and is payable to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $8, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of June 30, 2005.

(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------------------
                                         Payments due by period
=========================================================================================================
                                                            Less than      1 to 3     4 to 5
                                                    Total      1 year       years      years   Thereafter
---------------------------------------------------------------------------------------------------------
Long-term debt                                   $     78      $   67    $     11     $    -      $    -
Lease inducements                                     190         105          85          -           -
Retention money on prior year acquisition             831         831           -          -           -
---------------------------------------------------------------------------------------------------------
                                                    1,099       1,003          96          -           -
Operating leases                                   29,760       7,870      14,553      2,599       4,738
---------------------------------------------------------------------------------------------------------
Total contractual cash obligations               $ 30,859      $8,873    $ 14,649     $2,599      $4,738
=========================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the three months ended September 30, 2003 through June 30, 2005 are derived from our unaudited interim condensed consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                         Three months ended
                                   -----------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS   Sept.30,    Dec.31,      Mar.31,    June 30,   Sept.30,    Dec.31,      Mar.31,     June 30,
OF INCOME DATA (Unaudited)            2003       2003        2004        2004        2004       2004        2005         2005
(U.S. dollars in thousands,        --------    --------    ---------   --------   ---------  --------     ---------    -----------
    except per share data)

Sales                               $ 53,381   $ 50,007   $ 54,664    $ 56,227    $ 59,326    $ 53,900    $ 54,256      $ 61,722
Net income (loss)                      1,154    (2,029)      1,549      1, 850       3,395     (3,257)     (2,550)       (1,913)
Diluted earnings (loss) per share       0.07     (0.12)       0.09        0.10        0.19      (0.19)      (0.15)        (0.11)
Diluted WA* shares outstanding        17,641     17,551     17,811      17,740      17,566      17,464      17,500        17,474



                                                   Years ended September 30,
SELECTED CONSOLIDATED STATEMENTS            ------------------------------------
 OF INCOME DATA                                2002         2003          2004
(U.S. dollars in thousands, except          ---------    ---------    ---------
   per share data)
Sales                                       $ 180,400    $ 192,583    $ 220,224
Net (loss) income                              (6,398)       5,378        4,765
Diluted (loss) earnings per share               (0.35)        0.30         0.27
Diluted WA* shares outstanding                 18,305       17,928       17,720

* - Weighted average, in thousands

                                                                               As at
                                 -----------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA   Sept.30,    Dec.31,    Mar.31,     June.30,     Sept.30,    Dec.31,      Mar.31,     June 30,
(U.S. dollars in thousands)          2003        2003       2004        2004         2004       2004         2005        2005
                                 ----------- ----------- ----------- -----------  ---------  ----------   ----------  ----------
                                 (unaudited) (unaudited) (unaudited) (unaudited)             (unaudited)  (unaudited) (unaudited)
Cash, cash equivalents and            104,008    115,571    116,907    127,041     130,486      134,165      129,083      90,513
short-term investments
Working capital                        88,520     93,406     96,194    101,886     104,098      105,671      106,836      47,477
Total assets                          348,907    348,804    349,985    348,491     351,770      350,820      343,887     363,210
Other long-term liabilities             3,423      3,324      1,370      1,353       1,250        1,191        1,142       1,099
Shareholders' equity                  240,975    239,255    241,382    241,856     243,262      241,848      240,502     237,427

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the fourth quarter of the previous year.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

As described under critical accounting policies and estimates, beginning October 1, 2004 the Company now records stock-based compensation as an expense. Stock-based compensation is not recorded in the results of operations for periods prior to this.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



The Company's annual share repurchase program has resulted in a reduction in the number of weighted average shares outstanding, year over year, which is partly offset by stock options exercised.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter. The balance lowered in the last half of fiscal 2003 with cash being used to complete the acquisitions that took place in fiscal 2003, and also lowered in the current quarter with cash being used to complete the RedDot acquisition. Other long-term liabilities increased as obligations were assumed with the acquisitions, and have since been paid down with available cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



OUTLOOKS, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

   -  identifying underserved segments of the market;
   -  developing products that solve a prevalent business problem;
   - communicating the value proposition of its products to the appropriate audience;
   -  effectively combining direct and partner-influenced Distribution; and
   -  ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, particularly with respect to any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of its worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 30% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The future liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 49% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the nine months ended June 30, 2005 or during the fiscal year ended September 30, 2004. As at June 30, 2005 and September 30, 2004 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncements

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. There was no impact on the results of operations from the adoption of this pronouncement. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. There was no impact on the results of operations from the adoption of this pronouncement.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Prior to October 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. Beginning October 1, 2004, the Company adopted the recommendations of the revised Section 3870, and has applied the recommendations of this Section retroactively without restatement. The adoption of this Section resulted in opening retained earnings as at October 1, 2004 being decreased to reflect the expensing of the fair value of $45.1 million for awards granted on or after October 1, 1995. For the nine months ended June 30, 2005, the Company expensed $2.5 million related to stock options granted to employees.


In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payment, which received approval in January 2005 and will require the Company to adopt this standard for years beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted. Beginning October 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                     DOCUMENT 5

                                Form 52-109FT2
                       Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - August 15, 2005




/s/ INDER P.S. DUGGAL
---------------------
Chief Financial Officer

                                Form 52-109FT2
                       Certification of Interim Filings



I, A. Barry Litiwn as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - August 15, 2005




/s/ A. BARRY LITWIN
-------------------
President and Chief Executive Officer

                                                                     DOCUMENT 6

                               [Hummingbird logo
                                graphic omitted]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

                   HUMMINGBIRD REPORTS THIRD QUARTER FY2005
                        FINANCIAL AND OPERATING RESULTS

                    Total Sales Grow 10% to $61.7 Million;
                Enterprise Content Management Revenues up 15%;
           Operating Cash Flow of $12.1 Million; Adjusted EPS $0.32

Toronto - August 10, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today reported financial and operating results for the third quarter ended June 30, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

------------------------------------------------------------------------------
SUMMARY FINANCIAL RESULTS                                       U.S. GAAP
(Millions of U.S. dollars except share data)

                                                Three Months Ended    Nine Months Ended
                                                      June 30              June 30
                                                 2005       2004        2005     2004
                                               --------   --------    --------  -------
Sales                                            $61.7     $56.2      $169.9   $160.9

Net (Loss)/Income                                ($1.9)     $2.4       ($4.8)    $3.1

Diluted (Loss)/Earnings Per Share               ($0.11)    $0.13      ($0.28)   $0.18

Diluted Number of Shares (Millions)               17.5      17.7        17.5     17.8

Adjusted Net Income (Note)                        $5.6      $6.3       $15.4    $17.6

Adjusted Diluted Earnings Per Share              $0.32     $0.36       $0.88    $0.99

Adjusted Diluted Number of Shares (Millions)      17.5      17.7        17.6     17.8


Note: Adjusted Net Income comprises Net (Loss)/Income excluding amortization of intangibles, in-process research and development, restructuring and other charges, and deferred income tax rate adjustments, net of related taxes.

"I am pleased with our overall performance in the third quarter," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "We had a very strong quarter with total license revenues up significantly from the prior quarter, and we achieved record revenues in our Enterprise Content Management business driven by double digit year over year growth. Our acquisition of RedDot announced in the quarter rounds out our integrated enterprise content management offering, extends our geographic reach, and greatly strengthens Hummingbird's position in the rapidly growing market for content management solutions."

FINANCIAL HIGHLIGHTS
--------------------

Total sales for the quarter ended June 30, 2005 were $61.7 million, representing an increase of 9.8% from the quarter ended June 30, 2004. Enterprise Content Management revenues for the quarter were $44.9 million, a 15.1% increase from the same quarter last year, and a 17.7% increase from the previous quarter. Connectivity revenues for the quarter were $16.8 million, compared to the $17.2 million for the third quarter last year. Total license revenues were $28.3 million, up 22.0% from the previous quarter.

Adjusted net income(1) in the current quarter was $5.6 million, compared to $6.3 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.32, compared to $0.36 for the corresponding period last year.

During the quarter the company recorded restructuring and other charges totaling $4.1 million. Of this amount, $1.3 million relates primarily to severance and related costs taken after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies. In addition, $2.8 million relates to other charges primarily for contingent consideration recorded pursuant to the terms of a previous acquisition's purchase agreement. The company also expensed $1.3 million representing in-process research and development related to the RedDot acquisition completed in the quarter.

Operating expenses for the current quarter excluding amortization of intangibles, in-process research and development, and restructuring and other charges, were $46.9 million, compared to $40.0 million for the third quarter of the previous fiscal year. The current quarter's expenses include a $3.6 million translation loss resulting from the effects of changes in foreign exchange rates.

For the third quarter of fiscal 2005, Hummingbird reported a net loss of $1.9 million, compared to a net income of $2.4 million for the same quarter in 2004. The diluted loss per share of $0.11 in the current quarter compares to diluted earnings per share of $0.13 for the third quarter of the prior year.

Revenues for the nine months ended June 30, 2005 were $169.9 million, an increase of 5.6% over the previous year. Enterprise Content Management revenues for the current nine months were $119.7 million, up $10.7 million or 9.8% from the same period last year.

Operating expenses excluding amortization of intangibles, in-process research and development, and restructuring and other charges, were $128.0 million for the first nine months of fiscal 2005, of which $1.2 million was a translation loss resulting from the effects of changes in foreign exchange rates. The net loss for the current nine month period was $4.8 million resulting in a diluted loss per share of $0.28, compared to net income of $3.1 million and diluted earnings per share of $0.18 last year.

Adjusted net income for the current nine months is $15.4 million compared to $17.6 million for the nine months ended June 30, 2004. Adjusted diluted earnings per share for the current nine months, based on adjusted net income, was $0.88 compared to $0.99 for the prior year.

Total assets as at June 30, 2005 were $383.7 million, compared to $365.3 million as at March 31, 2005. The Company's cash position, including short-term investments, was $90.5 million as at June 30, 2005. Cash flow from operations generated in the current quarter was $12.1 million. Deferred revenue was $72.7 million as at June 30, 2005 compared to $67.8 million as at March 31, 2005.

(1) Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the quarterly performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.


OPERATIONAL HIGHLIGHTS
----------------------

Hummingbird Acquires RedDot Solutions
-------------------------------------
On June 21 the Company announced the acquisition of RedDot(TM) Solutions AG, a privately held provider of content management software, headquartered in Germany. The acquisition of RedDot rounds out Hummingbird's integrated Enterprise Content Management offering with RedDot's proven Web Content Management capabilities, and extends and deepens Hummingbird's presence in target geographic markets. In addition, this acquisition strengthens Hummingbird's position in the rapidly growing mid-market for ECM solutions.


Significant New Relationship with Australian State of Queensland
----------------------------------------------------------------
On May 2 the Company announced that the Australian State of Queensland had selected Hummingbird Enterprise(TM) to support its whole-of-government document and records management system across all Queensland State Government operations. In addition, this win provides Hummingbird with the upside opportunity to sell into Local Government Councils and Government Owned Corporations without individual tenders. Following a thorough review of potential partners the State of Queensland selected the Hummingbird solution based on application functionality, proven ease of use and a track record of success in large and complex installations, including the Canadian Federal government RDIMS Shared Services initiative.


Important Strategic Alliance with VERITAS
-----------------------------------------
On April 27 Hummingbird and VERITAS jointly announced a strategic alliance that will integrate VERITAS Enterprise Vault(TM) 6.0 e-mail and content archiving software with Hummingbird Enterprise(TM) 2005. VERITAS is one of the largest software companies in the world and the leader in e-mail archiving. Through this powerful alliance, VERITAS and Hummingbird are committed to delivering a comprehensive solution to capture, protect, control and dispose of important email and other electronic records, while allowing business users to work the way they want to work, providing a fully interactive interface with Microsoft Outlook.


------------------------------------------------------------------------------
Hummingbird will hold a teleconference call at 5:00 p.m. Eastern N.A. time today to discuss its fiscal third quarter 2005 results. Those wishing to participate should call 416-640-4127 (Toll-free 800-814-4890) ten minutes prior to the start time. A webcast of the call with accompanying presentation slides is also available from the Company's website, www.hummingbird.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 416-640-1917 (Toll-free 877-289-8525), Pass-code 21131917#
------------------------------------------------------------------------------

About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
--------------------

Inder Duggal                                 Dan Coombes
Chief Financial Officer                      Director, Investor Relations
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                  Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                 dan.coombes@hummingbird.com
----------------------------                 ---------------------------

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com
---------------------------------

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              HUMMINGBIRD LTD.



Date:  August 16, 2005               By:      /s/   INDER P.S. DUGGAL
       ----------------                      ----------------------------------
                                             Name:  Inder P.S. Duggal
                                             Title: Chief Financial Officer and
                                                    Chief Controller